01 Dear Takeda Shareholder, I hope that you and your family are well, safe and healthy. We understand and appreciate that these are difficult and uncertain times for so many around the world and we are grateful for your trust and commitment to Takeda. On behalf of the Takeda Board of Directors, I would like to invite you to our 2022 Annual Shareholders Meeting on June 29, 2022. I appreciate writing this letter each year as it offers me an opportunity to reflect on the past 12 months and reinforce our aspirations as a company. At Takeda, we are unwavering in our purpose to create better health for people and a brighter future for the world. Our purpose, as a core foundation of our global growth strategy, will help us create value for decades to come. I’m incredibly proud and honored to lead this company. We often talk about the importance of our core values of Takeda-ism (Integrity, Fairness, Honesty and Perseverance) brought to life through actions based on patient, trust, reputation and business, in that order. These values guide everything we do and are fundamental to who we are as a company. The work we do transforms lives, helping patients with limited or no treatment options in our therapeutic and business areas of oncology, rare genetics and hematology, neuroscience, gastroenterology, plasma-derived therapies (PDT) and vaccines. 1 The companies in which Takeda Pharmaceutical Company Limited (“Takeda”) directly and indirectly owns investments are separate entities. In this report, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. In addition, this letter may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. The cautionary language regarding forward- looking statements included on page 55 of the Notice of Convocation of the 146th Ordinary General Meeting of Shareholders distributed with this letter is hereby incorporated by reference. CHRISTOPHE WEBER President & CEO Takeda Pharmaceutical Company Limited Letter to Shareholders1 May 2022

COVID-19 and Future Pandemics In my letter to shareholders last year, I talked about the impact of COVID-19. At that time, we were already seeing the profound impact of this unprecedented global pandemic, and now we can say with certainty that this singular event has reset the entire landscape. I previously advocated for significant reforms to help ensure that the world is prepared for the next pandemic, including: • Establishing a worldwide inventory and revolving stock of protective equipment, medical devices, testing kits, vaccines and treatments, which we can use early and rapidly wherever the next pandemic starts • Creating a transparent global detection system • Funding research to better understand zoonotic diseases and how to prevent them • Funding research into diagnostic kits, vaccines and treatments against possible emerging pathogens and diseases, starting with coronaviruses A year later, the global community has not made sufficient progress and risks remaining in a state of inertia and exposure in the event of another global pandemic. Meanwhile, there is an incredible opportunity to do more to address the current pandemic. There is no question – COVID-19 vaccines have saved countless lives and have likely rescued the global economy from total devastation. The remarkable speed of bringing life-saving vaccines and therapeutics to millions of people around the world is one of the greatest acts of scientific ingenuity we have ever seen. Takeda has been on the front lines of this effort. In calendar year 2021, we imported and distributed 50 million doses of SPIKEVAXTM in Japan and, in 2022, we initiated the importation and distribution of an additional 93 million booster doses. We also recently received approval from the Ministry of Health, Labor and Welfare (MHLW) to license and manufacture NUVAXOVID® and have started distributing in Japan. We are grateful to play a role in bringing these COVID-19 vaccines to the people of Japan. At the same time, I question whether what we have right now is good enough. There is an immediate opportunity for the scientific community to work to ensure that the next generation of COVID-19 vaccines has an even greater efficacy durability. A reliance on a consistent pattern of frequent boosters could ultimately diminish adoption — and we are already seeing booster adoption plateau in some countries. In addition, we should accumulate more clinical data and real-world evidence to establish the long-term benefit/risk profile of 02 multiple booster doses among the broader population in a short period of time, a practice never done before with any vaccine. With that said, we cannot lose sight of the extraordinary accomplishments from the industry throughout the pandemic. It kicked off a radical new era of innovation and a newfound respect for science. We also saw the industry come together and put competitive interests aside in the spirit of addressing one of the greatest public health threats of our lifetime. We must continue to rethink the collaboration model to share assays, models and data while concurrently focusing on competitive innovation. The recent conflict and humanitarian crisis in Ukraine are a stark reminder that we now live in a very uncertain and politically divided world in which unprovoked acts of aggression can quickly lead to dramatic shifts in the geopolitical landscape and cause turbulence in market dynamics. This conflict, along with the increasingly strained relationship between the U.S. and China on top of the COVID-19 pandemic, has significantly accelerated a global paradigm shift. The conflict in Ukraine has reinforced that there are inherent risks in economic interdependence among countries with opposing security interests and ideologies, creating new uncertainties and forcing businesses to ultimately make tough decisions. Many leading global companies completely revisited their relationship with Russia almost overnight as a result of this conflict. This sent a strong signal that a network of values-driven companies and governments can, and will, act when fundamental human rights principles are at stake. As the humanitarian crisis in Ukraine continued to escalate, it became clear that we needed to make the tough decision to end non-essential business with Russia, but we decided that we would not stop delivering our medicines to patients in need, neither in Ukraine nor in Russia. The situation continues to evolve but we are confident that our response has been appropriate, with our employees demonstrating an everyday commitment to our mission. It serves as a reminder that we will always be ready to lead and conduct business according to our values. The increasing tensions between China and a collective of countries that includes, among others, the United States, Japan and European nations, represents another source of potential risk for many companies. One does not know if there will be an economic decoupling impacting healthcare, and, if there is one, how extensive and rapid it will be. As a global company, we believe that it is important to manage these risks and we are scenario planning to ensure that we can pivot according to any situation. A Shifting Paradigm on Globalization 03

As explained later in this letter, we will invest in and support our ambition to provide patients in China with innovative medicines and health care. On the other hand, we are actively managing the risk of a broader economic decoupling. We believe that our global strategic centers and assets (i.e., headquarters and global hubs, research centers, global supply chains) located in Japan, the U.S., Europe and Singapore will ensure our resilience in a less globalized world. Last year, I cited the importance of protecting health care financing, but the situation has since deteriorated. The global response to the COVID-19 pandemic, economic support for Ukraine, investments related to climate change, and a growing government deficit are going to continue to restrain health care budgets worldwide. Energy and food costs, together with supply chain constraints, have led to significantly higher inflation and economists are pointing to a heightened risk of a looming recession, particularly as the forces driving inflation show no signs of abating. This perfect storm scenario will have an impact on investment in innovation and could accelerate downward pressure on drug pricing. While these various economic and geopolitical tensions pressure-test our resilience in new ways, I am always reminded that our work matters more than ever. Our ability to navigate change and uncertainty, demonstrated over the last 240 years, will allow us to continue to fulfill our purpose, drive growth and deliver innovative treatments to address patients’ greatest unmet medical needs. I am energized by the impact we are making for patients and our continued momentum. Our goal is to continue to grow Takeda into the most trusted, science-driven, digital biopharmaceutical company. I attribute our ongoing success to our amazing people. I am proud of the approximately 50,000 dedicated and patient-focused colleagues that embody our values, are dedicated to our mission, and help us build a dynamic future. Despite the pandemic and the daily stresses of modern life, they continue to focus on patients and show incredible empathy and support for each other. Our intention is to continuously deliver an exceptional people experience wherever they work. Attracting and retaining a talented, diverse and highly- engaged workforce enables Takeda to live our values and continue to create value for patients. Our most recent global employee satisfaction survey 04 Economic Pressures and Emerging Risks Building an Exceptional People Experience

validated that the vast majority of our employees understand how their work impacts patients, how our values are put into action, and how decisions are aligned to our core values (90% favorability across all three areas in our latest employee survey). Our people policies and practices have been recognized again by the Top Employers Institute. I am pleased to say that Takeda was named as a Global Top Employer for the fifth consecutive year and was one of only 11 companies to achieve this recognition in 2022. With that, there are new expectations for the way people work today. We are listening to our colleagues and aiming to provide the flexibility that they value while reinforcing the power of human connection. We launched a program last year to help us build a working experience that inspires and motivates us. Our goal is to strengthen our culture and sense of community while allowing for the flexibility that is so important for supporting well-being. Personally, I’ve experienced the benefits of working virtually, but the power of in-person interaction is irreplaceable. We invest in our people’s well-being and prioritize building resilience in our workforce to meet the challenges of a rapidly changing world. By nurturing a culture of lifelong learning and talent development, our people, regardless of role, can reach their highest potential. This has become particularly important throughout the pandemic when we didn’t have the benefit of learning from each other in an office environment. We’ll be ramping up our data and digital learning programs for all employees, to make sure we’re creating a resilient, future-ready organization. And we will continue to offer a wide selection of health and well-being tools and support so that everyone continues to stay healthy mentally and physically. We also strive to create a workplace that values diversity, demonstrates inclusion and provides equity in opportunity and rewards. We know that long- term success depends on continuing to foster an inclusive environment where everyone is welcomed, feels a sense of belonging and is empowered and inspired. We collaborate with our people to further embed Diversity, Equity and Inclusion (DE&I) into every part of Takeda, including our own operations and how we partner with and serve patients. 05

Throughout its global business transformation Takeda has delivered against its financial commitments. Fiscal year (FY) 2021 was a year of significant topline acceleration, with underlying revenue growth of +7.4%2 driven by sales of our global growth products. On a reported basis, revenue was 3,569.0 billion yen ($29.4 billion dollars3), with a year-on-year increase of +11.6%. Our therapeutic and business areas of oncology, rare genetics and hematology, neuroscience, gastroenterology, PDT and vaccines represent a balanced and diverse portfolio, making important contributions to our revenue. In FY2021, we successfully achieved our management guidance for underlying revenue and profit growth. Our growth and launch products continue to generate additional tailwinds. ENTYVIO is our top-selling product with global revenue in FY2021 of 521.8 billion yen ($4.3 billion dollars4) and is consistently delivering double-digit sales growth globally. We received approval in Q4 FY2021 from the European Commission for the treatment of adult patients with moderately to severely active chronic pouchitis – a development that allows us to serve even more patients with inflammatory bowel disease. We also provided an important update on ENTYVIO, as we no longer expect entry of biosimilars when data exclusivity expires in Europe in 2025 and in the U.S. in 2026. This means we expect ENTYVIO to continue generating strong revenue well beyond those dates. Our PDT immunology portfolio continues to grow faster than the market, with underlying revenue growth of +14% vs. the prior year, driven by the strong performance of Immunoglobulin and Albumin. Despite pandemic pressures on plasma donation and demand for plasma medicines continuing to outstrip supply, we met all our commitments to patients worldwide and grew our market share in FY2021. We are the only major plasma manufacturer exceeding pre-pandemic plasma donation volumes and expect the coming year to be characterized by further incremental growth and efforts to improve margins over time. We are proving our ability to bring new therapies to patients, expand indications and launch products in new geographies. In FY2021, we received our highest- ever total number of approvals for Takeda across the U.S., Europe, Japan and China. FY2021 product launches, such as EXKIVITY® and LIVTENCITY®, have exceeded expectations and have added even more momentum to recent launches like TAKHZYRO®, which we continue to rollout globally. Additionally, 06 2 Please refer to slide 36 of the FY2021 Earnings Announcement for definitions of Underlying Revenue Growth and slides 49 & 51 for reconciliation to IFRS measures, as well as the “Financial Information and Certain Non-IFRS Financial Measures” disclaimer on slide 2, which is hereby incorporated by reference. 3 USD calculated for reference at 121.44 JPY/USD. Please refer to the “Exchange Rates” disclaimer on slide 2 of the FY2021 Earnings Announcement, which is hereby incorporated by reference. 4 USD calculated for reference at 121.44 JPY/USD. FY2021 Business Highlights according to the Pharmaceuticals and Medical Device Agency (PMDA), Takeda led the industry in drug approvals in Japan in 2021. It is important to recognize the continued growth potential of our existing portfolio and pipeline, which we expect to grow over the next 10 years, more than offsetting the revenue decline from the losses of exclusivity expected through the rest of the decade. In addition to launching new therapies, equally important in our commitment to patients is our responsibility to ensure quality across our operations. I’m pleased to report that we successfully addressed the 2020 FDA Warning Letter for our manufacturing site in Hikari. The closing of the Warning Letter and the site status change is a positive development in the ongoing effort to address the FDA observations cited in the Official Action Indicated designation status. Finally, with regard to profitability, in FY2021 Takeda delivered underlying Core Operating Profit growth of +5.4%, and a competitive margin of 28.0%.5 This strong performance was in spite of pandemic-related headwinds and was driven by improved OPEX efficiency. Our Return on Equity (ROE) for FY2021 was 4.2%, a decline from 7.6% in the previous year due to one-time items impacting reported profits, but we expect this to recover in FY2022. On a core basis, our ROE for FY2021 was 12.2%.6 We also continue to deliver important cash flow (943.7 billion yen free cash flow in FY2021), allowing us to invest in our growth drivers, while also paying down debt, resulting in net debt to adjusted EBITDA of 2.8x in March 2022.7 FY2021 was an exceptional year for Takeda with regard to our business, our agile response to the dynamic global environment and our R&D momentum, which included the first approvals of two new medicines. We also experienced R&D setbacks in FY2021. As a company focused on discovering and developing truly innovative, first-in-class or best-in-class medicines, not every program will succeed, but as a science-driven organization we are resilient, learn from setbacks and continue to build for the future. 07 5 Please refer to slide 36 of the FY2021 Earnings Announcement for definitions of Core Operating Profit Margin and slides 49 & 51 for reconciliation to IFRS measures. 6 Calculated as Core Net Profit divided by average equity for the period. 7 Please refer to slide 38 of the FY2021 Earnings Announcement for definition of net debt and adjusted EBITDA, and slides 56 & 57 for reconciliation to IFRS measures.

08 Over the last several years, we have transformed into a global biopharmaceutical company and dramatically accelerated our competitive position. Our global footprint and diverse portfolio of global therapies allow us the foundation to scale innovation. We see sales of our Growth Products and New Launches continuing to accelerate. Key products like ENTYVIO, TAKHZYRO and our Immunoglobulin & Albumin portfolio will continue to generate substantial growth into the end of the decade. We also see additional growth contribution from new launches as demonstrated by LIVTENCITY and EXKIVITY, new geographic expansions, and new indications for many of our most important medicines. We will leverage our momentum to nurture a pipeline with approximately 40 clinical-stage medicines driven by our reimagined R&D engine. We have one of the most exciting and diverse pipelines in the industry – 90 percent of which did not exist six years ago. One-third of our late-stage pipeline has received Breakthrough Therapy Designation – a true testament to our innovation and commitment to develop transformational therapies where there is significant unmet need. As we look over the horizon to our long-term pipeline, our goal is to translate science into highly innovative, life-changing medicines across our four core therapeutic areas: • In Oncology, we are working to harness the power of the innate immune system to better recognize and destroy cancer cells, because cancer finds new ways to prevail, and patients desperately need new options. • In Rare Genetics and Hematology, we are investigating new approaches to gene therapies that could one day provide functional cures for a variety of rare diseases. • In Neuroscience, we are seeking to treat devastating rare neurological, neurodegenerative and neuromuscular diseases such as Parkinson’s disease, Dravet syndrome, Lennox-Gastaut syndrome and sleep disorders like narcolepsy. • In Gastroenterology (GI), we are building on our unique expertise to develop new approaches to treating celiac disease, advanced liver disease, IBD, nausea and vomiting disorders and other debilitating GI conditions. Strategy and Outlook

We see a very significant opportunity for our pipeline, with 10 of our programs in late-stage development.

# Late-stage Development Programs with Upcoming NME Filing and Expansion Opportunities

| Area | Program | FY21 | FY22 | FY23 | FY24 | FY25-27 |
|---|---|---|---|---|---|---|
| ONCOLOGY | EXKIVITY ★ ○ ● | 2L NSCLC[1] Approved US, UK ✓; 2L NSCLC[1] Filed EU, China ✓ | | | 1L NSCLC[1] Target Filing | |
| ONCOLOGY | modakafusp alfa ★ | R/R MM Ph1 POC ✓ | R/R MM Ph2 Start[2] | | | R/R MM Target Filing |
| RARE GENETICS & HEMATOLOGY | LIVTENCITY ★ ○ ● | R/R CMV Approved US ✓; R/R CMV Filed EU ✓ | 1L CMV Target Filing US, EU; R/R CMV Target Filing China | Post-transplant CMV Target Filing Japan | | |
| RARE GENETICS & HEMATOLOGY | TAK-755 ★ | iTTP Ph2 POC ✓ | cTTP Target Filing US | cTTP Target Filing EU, JP, China; iTTP Ph2b Read-Out | | iTTP Target Filing |
| RARE GENETICS & HEMATOLOGY | TAK-611 ★ | | | MLD (IT) Ph2 Read-Out[3] | | |
| RARE GENETICS & HEMATOLOGY | pabinafusp alfa ★ ○ ● | Hunter Syndrome Ph3 Start ✓ | | | | Hunter Syndrome Target Filing |
| NEURO-SCIENCE | soticlestat ★ ● | DS, LGS Ph3 Start ✓ | | | DS, LGS Target Filing | |
| GASTRO-ENTEROLOGY | fazirsiran (TAK-999) ★ ○ | AATD Liver Disease Ph2 POC ✓ | AATD Liver Disease Ph3 Start | | | AATD Liver Disease Target Filing |
| VACCINES | NUVAXOVID (TAK-019) | | COVID-19 Vaccine Approved Japan ✓ | | | |
| VACCINES | TAK-003 | Dengue Vaccine Filed EU[4] ✓ | Dengue Vaccine Target Filing US | | | |

[1] Non-small cell lung cancer with EGFR exon 20 insertion mutations.
[2] Pursuing single agent and multiple combination studies in R/R MM.
[3] Single arm Phase 2, timelines and filing plans will follow the data.
[4] EU approval is expected to be referenced by many endemic countries for local approval. Filed in FY2020.

Late-stage program: Program in or expected to be in potential registrational trial or having achieved proof-of-concept.

All timelines are approximate estimates as of May 11, 2022 and are subject to change. Table only shows selected R&D milestones and is not comprehensive. For full glossary of abbreviations please refer to the FY2021 Earnings Announcement appendix.

○ US Breakthrough and/or EU PRIME designations in at least one indication
● Japan SAKIGAKE and/or China Breakthrough designations in at least one indication
★ Orphan drug designations in at least one indication
✓ Milestone achieved

Green box: Approved
Grey box: Proof-of -concept/Ph2 study read-out
Light pink box: Study start
Red box: Target Filing, anticipated year of filing for regulatory approval

09

10 Our late-stage pipeline is a clear demonstration of our strategy in action: • Our dengue vaccine, TAK-003, is currently under review with various dengue-endemic countries and with European authorities where we anticipate a decision in FY2022. Dengue, the world’s fastest-spreading mosquito-borne viral disease, was named by the World Health Organization in 2019 as one of the top 10 threats to global public health. Currently, half of the world’s population is at risk of dengue and that number will continue to grow.8 • TAK-755 is the first and only ADAMTS-13 replacement therapy in clinical development to address congenital thrombotic thrombocytopenic purpura (cTTP) and immune-mediated thrombotic thrombocytopenic purpura (iTTP), life-threatening thrombotic disorders caused by ADAMTS-13 deficiency. We expect Phase 3 data and the submission of regulatory filing for TAK-755 in cTTP in FY2022. • We have two pivotal Phase 3 studies of Soticlestat, a first-in-class inhibitor of the enzyme cholesterol 24-hydroxylase (CH24H), for the treatment of two forms of rare developmental epilepsies, Dravet syndrome and Lennox- Gastaut syndrome, expected to read out in FY2023. • TAK-999, an investigational RNA interference (RNAi) therapy developed in collaboration with Arrowhead Pharmaceuticals to treat alpha-1 antitrypsin- associated liver disease is expected to initiate a pivotal study within the coming fiscal year. • Pabinafusp Alfa, a next-generation therapy to treat Hunter syndrome developed in collaboration with JCR Pharmaceuticals, is currently enrolling patients in a global Phase 3 study. • We presented exciting early data at the annual American Society of Hematology for modakafusp alfa in extensively pre-treated multiple myeloma patients. Looking further out at specific pipeline assets, our early development programs will have a number of key Phase 2 readouts over the next two years which will allow for late-stage development and global filings in the back half of the decade. Two of these key readouts are for TAK-861, our lead oral Orexin agonist compound for Narcolepsy Type 1, and TAK-981 (Subasumstat), our first-in-class Sumoylation inhibitor for multiple cancers. Takeda is pioneering the science for both Orexin and Sumoylation. 8 Source: https://www.who.int/news-room/fact-sheets/detail/dengue-and-severe-dengue

11 Takeda follows the best science and collaborates to unlock innovation wherever it originates – whether we are developing a therapy in one of our world-class laboratories or with one of more than 200 partners. The acquisitions of GammaDelta Therapeutics, Maverick Therapeutics and Adaptate Biotherapeutics serve as a great example of our strategy in action. We invested in the creation of these three immuno-oncology companies, collaborated over several years to help advance their innovative cancer- fighting technologies, and when data demonstrated their potential to transform treatment, we acquired them to continue their progress and translate it to patients. Complementing our development and partnering strengths is a research engine that rapidly advances a steady stream of potential first-in-class or best-in-class therapies. Our programs are based on targets with strong human validation, represent diverse modalities and leverage our growing platform capabilities in cell therapy, gene therapy and data sciences. As an R&D-driven company with a high bar for innovation, we know that not every program will succeed, but the depth of our pipeline gives us confidence that our R&D engine will continue to produce novel medicines at a level that will help support the long-term growth of the company. We also see tremendous potential for growth through R&D in our PDT business. We are working to extend the full potential of our established portfolio to more patients around the world by continuing our volume expansion, developing new formulations and next-generation products, as well as expanding into new indications and new geographies. We are focused on bringing the benefits of our PDT therapies to new patient populations, such as pediatrics and young adults, and on expanding indications to help more patients with debilitating conditions, such as those with chronic inflammatory demyelinating polyneuropathy (CIDP). Longer-term, we see significant opportunity to simplify patient care through novel device and digital solutions and to continue to unlock the therapeutic potential of plasma by discovering and developing novel plasma proteins. We are confident that our growth drivers will allow us to offset the impact of generic exposure which is especially significant in the next two years as products like VYVANSE®, VELCADE® and AZILVA® will be impacted by anticipated losses of exclusivity. As a consequence, we expect our revenue growth to be in the low single-digit range between FY2021 and FY2023. As our infrastructure cost is competitive, our PDT margin improves and we leverage new investments in data and digital, we aim to maintain our adjusted EBITDA

12 above the FY2021 level. This will in turn allow us to continue to deleverage and invest in R&D and targeted business development opportunities to enhance the pipeline with a clear focus on shareholder returns through growth, dividend commitment and share buybacks when appropriate. Our transformation has provided us with the foundation to accelerate our ambitions. We are now in a position to further advance the way that we reach patients with transformative medicines and lead the industry into a new era. We have made adjustments in three key areas that will help future-proof Takeda and allow us to make a more meaningful impact on our patients and society. This includes: 1. Developing and launching life-transforming medicines globally 2. Leading a new era of data and digital transformation 3. Building a better planet for future generations First, we are committed to bringing to patients life-transforming medicines on a global scale with flawless execution. The approvals from the U.S. FDA for EXKIVITY and LIVTENCITY in FY2021 are a sign of what’s to come. EXKIVITY and LIVTENCITY address distinct and meaningful patient needs and are just two examples of how Takeda approaches scientific development. Both products went to market in the U.S. with unprecedented speed and have exceeded our expectations. We want to achieve launch excellence not only in the U.S., but globally and in a short period of time. China will be a key focus as this market is in a crucial growth stage. Takeda is already making significant investments to reach our full potential in the world’s second-largest biopharmaceutical market, and we have big plans to accelerate our position. We are leading in China with the most approvals of any global biopharmaceutical company over the past two years. Since 2020, nine innovative therapies have been granted National Medical Products Administration (NMPA) approvals and four have been granted Breakthrough Therapy Designation. And we are on track to deliver on our commitment to launch more than 15 innovative medicines in China by 2024. Accelerating our Transformation: New Product Launch, Data & Technology, Sustainability

13 Beyond China, we are expanding in markets where patients and payers both demand and reward high innovation. We are also focused on driving growth through pipeline launches including our dengue vaccine candidate and a steady drumbeat of global product expansion opportunities. Our new Global Portfolio Division has been brought together to position Takeda’s future success by growing our global products — through lifecycle management, geographic expansion, and market penetration — as well as supporting the continued growth of our late-stage pipeline, driving best-in- class launches and supporting our expansion in China. Finally, we believe we can unlock commercial growth by extending the value we bring to patients including developing global data and digital solutions to improve diagnosis, treatment and access to Takeda’s transformative therapies. This new division is a cornerstone of Takeda’s strategy to bring life-transforming medicines to patients with the highest unmet needs, accelerate our growth and ensure a long-term, competitive and sustainable future. Second, we are on a path to becoming a leading digital biopharmaceutical company powered by data and technology. Data and technology are revolutionizing our business and creating better experiences and outcomes for patients by accelerating the discovery, development and delivery of life-transforming treatments. Our ambition is to evolve beyond a traditional biopharmaceutical company and build a workplace and workforce of the future that is more in line with the most agile and innovative technology companies, while staying true to our values. Our hope is that through our Data, Digital and Technology (DD&T) efforts, patients will greatly benefit from Takeda’s ability to respond with greater speed, agility and insights across the value chain, and that our people, customers and partners will also benefit. I can firmly say that unleashing the power of data and technology will be crucial to our next phase of growth and our aspiration is to transform the way we work across our entire value chain. In an effort to capitalize on this emerging area, we will be significantly increasing our investment over the next several years – adding new roles, building in-house capabilities and driving innovation. As part of the reorganization announced at the end of FY2021, we have named Gabriele Ricci to the newly created role of chief data and technology officer to help us push into new territories and convene new ways of working and innovating.

14 We are making significant progress already. For example, we are leveraging data and digital to create a patient-focused, hybrid approach to clinical trials that also may help us reach more diverse participants. Digital resiliency generated by artificial intelligence (AI), innovative digital channels and advanced analytics allowed us to overcome the impact of the pandemic and better meet the demand within our PDT business, for example. I’m particularly fascinated by the advances in AI and our efforts to adopt this emerging technology. We are building highly advanced manufacturing plants with automated visual inspection and using AI companions to create an onboarding experience for new colleagues. We are building internal capabilities and investing in our people so that every employee can “unleash the power of data and digital.” We recently launched employee training modules to highlight how AI, machine learning and natural language processing will transform how we work and collaborate at Takeda. More modules will follow as we continue to build our capabilities to facilitate the democratization of innovation. Around the world, many colleagues are returning to the office as restrictions are being lifted. We recently launched an initiative to reimagine our work experience and enable the hybrid working model of the future. Using AI and digital capabilities, we are creating more personalized experiences for all – enabling inclusion and collaboration and fostering innovation. Considering how we use technology in everyday life, outside of work, we are seeking to create comparable experiences for our employees internally. Our third adjustment is to supercharge our ESG ambitions, particularly sustainable health care and fostering a better planet and more inclusive world. This starts with how we define our purpose-led sustainability approach. Takeda creates sustainable value using our core assets and capabilities as a biopharmaceutical company to solve big societal issues. For us, sustainability is about how we approach and how we do business. When we make business decisions, we put patients at the center of everything we do, and we evaluate whether the decision will build trust with society and reinforce our reputation. We believe a sustainable business will follow from this approach. This is underpinned by our core values that have guided us for 240 years. This is what purpose-led sustainability means to Takeda. We recently promoted Takako Ohyabu to a newly elevated role of chief global corporate affairs & sustainability officer to drive, measure and report our collective progress.

15 Big societal challenges like global warming cannot be addressed by one company alone and this is why collaboration will be important. Therefore, we are partnering throughout the value chain on accelerated action, collaborative discovery and cutting-edge science – to shape health resilience in a climate- challenged world, for all. We look at sustainability well beyond our commitment to the environment and apply this lens to the entire value chain, including the enablement of sustainable health care systems. This begins with applying creative and diverse approaches to ensure patients have timely access to the medications and treatments they need and prioritizing value-based health care, tiered pricing and patient assistance programs. We believe that value-based health care will be essential to address the challenges health systems face and to deliver innovative health services in a sustainable and equitable way. Through our efforts with the World Economic Forum’s Global Coalition for Value in Healthcare, and with partners such as the United Nations Institute for Training and Research, I am extremely hopeful that health systems will leverage data to drive better health outcomes for patients. We know that taking care of patients is about much more than developing life- changing treatments – it’s about being responsible, ethical and protecting the planet we share. As such, we are transforming our business by minimizing our own environmental footprint, developing cutting-edge treatments for climate- accelerated diseases, and reimagining access and equity to better reach patients impacted by climate change. We are aiming to decarbonize our operations and our entire value chain. In 2020, we took the next steps in our journey and achieved carbon neutrality across our entire value chain for our scope 1 and 2 and currently estimated9 scope 3 greenhouse gas (GHG) emissions through the purchase of renewable energy certificates and carbon offsets. We continue to reduce our operational carbon footprint and are now committed to achieving net-zero GHG emissions related to our operations (including scopes 1 and 2) before 2035 and for our entire value chain (including currently estimated Scope 3 GHG emissions) before 2040. These are challenging ambitions; however, based on our experiences in past years, we remain committed and confident that we can deliver. We will publish a more detailed picture of our sustainability progress in our Annual Report in July. 9 A lack of transparency into, and a difficulty measuring, actual Scope 3 emissions remains an important challenge to overcome as part of these efforts.

16 We have bold aspirations and big challenges to tackle. Building a team to accelerate our ambitions is a critical success factor. It is my goal to build the best, most experienced and diverse team of leaders who champion innovation and lead with empathy. We are particularly proud that we have elevated internal leaders into these new roles rather than hiring from the outside. It is a priority for us to reward and recognize our talented and dedicated leaders. This is why we are also building a leadership team that is focused on a dynamic new future. We recently announced several changes to our Takeda Executive Team to be fit for the future. I’m proud to have been able to leverage our internal talent to make the following changes: • Ramona Sequeira, who previously served as president of the U.S. Business Unit and Global Portfolio Commercialization, has been appointed president of the Global Portfolio Division. • Julie Kim, after serving as the president of our PDT Business Unit, has been appointed president of the U.S. Business Unit and U.S. country head. • Giles Platford, our former president of the Europe and Canada Business Unit, has been appointed president of the PDT Business Unit. • Gabriele Ricci, our former head of IT for the PDT Business Unit, was appointed chief data and technology officer. • Takako Ohyabu will expand her leadership role as our chief global corporate affairs and sustainability officer. All 18 Takeda Executive Team members bring diverse career and life experiences to help accomplish our goals. I am proud that this team represents diversity in generation, nationality, sexual orientation, and gender. This creates more meaningful connections with our stakeholders and a more agile, empathetic and innovative approach to leadership. Our governance structures and principles will also set the foundation for the future and guide Takeda employees in living our corporate philosophy and values at every level, in every country in which we operate. Takeda recently announced that the Board of Directors will propose two new candidates for independent external directors at the 146th Ordinary Meeting of Shareholders on June 29, 2022. The new candidates, Kimberly A. Reed and John Maraganore, Ph.D., who – if approved – will join the Board effective June 29, will succeed Toshiyuki Shiga and Shiro Kuniya who have announced their intention to retire. In addition, Masami Iijima, if approved by Strong Foundation of Governance A Team Focused on the Future

17 the shareholders, will be appointed as the new chair of the Board Meetings, succeeding Masahiro Sakane, who will also retire. I would like to thank Masahiro for his work as chair of the Board Meetings. Takeda’s transformation and current success was greatly impacted by his leadership. I am confident that Masami, if re-elected as member of the Board, will chair our Board meeting very effectively. On behalf of the Board, I also want to thank Toshiyuki and Shiro for their valuable contributions to Takeda. When considering new members, the Nomination Committee considers professional experience and diversity, including gender, age, work history, race, ethnicity and cultural background. We are confident that our director nominees will bring new thinking and innovation rooted in our patient-focused values. Both Kimberly Reed and John Maraganore will bring their valuable experiences to help us prevail. Our Board directors have a diversity of experience in areas such as global business and strategy; science and medicine; legal, regulation and public policy; corporate governance and sustainability; finance and accounting; healthcare industry; data and digital; and management, leadership and human capital management that can be applied to every aspect of our business.10 We are consistently working to advance the diversity of the Board, including in gender and nationality, while ensuring good representation of our Japanese and international stakeholders without expanding the Board size further. Our Board of Directors holds us accountable for ensuring that all decisions and actions are in the best interests of all stakeholders and aligned with our values. Our robust corporate governance model has been, and will continue to be, critical to Takeda’s success. In summary, I am proud of our progress and our ability to lead with our values and continue to challenge our own ambitions. We’re taking on big challenges that require new ways of thinking based on the unique needs of patients – including innovating in manufacturing, tailoring access solutions to the medications and vaccines we produce while addressing the disparities within health care systems, and creating an exceptional values- driven people experience. FY2021 was a remarkable year. We saw strong growth in our key business areas, and experienced R&D setbacks, but we also brought unprecedented new life- transforming medicines to patients. We expect our growth drivers to support Delivering Value to Society and our Stakeholders: Patients, Our People and Shareholders 10 For the Board of Directors Skills Matrix in case the nominated directors proposed in the 3rd and 4th proposals are elected, please access the following URL. https://www.takeda.com/siteassets/system/who-we-are/values-and- corporategovernance/file/skillmatrix_sm_146_en.pdf

18 our development enabling us to overcome significant losses of exclusivity in the next two years. We are also making adjustments to accelerate our ambitions; specifically the launch of our new products, a determined investment in data and digital, and a renewed commitment to sustainability. We are ready to navigate with agility in an ever more unstable geopolitical world. We are confident that our growth drivers, pipeline, cash flow outlook and commitment to shareholders will support our total shareholder returns (TSR), and we look forward to a new phase of creating significant shareholder value in the medium-to-long-term. We focus on areas where we can make the greatest impact, including scientific advancement in rare diseases where there is a desperate need for effective treatment options. Together with our investments in data and digital technologies, we aim to improve the patient experience and revolutionize our approach to science. The people at Takeda do business with purpose and this is inherent in everything we do. We are grounded in the values that have defined us for more than two centuries. Guided by our commitment to patients, our people and the planet, we strive to move science forward so we can transform more lives every day. As a valued shareholder, I would like to sincerely thank you for believing in Takeda. You are essential to our ability to deliver life-transforming treatments to patients around the world and we are grateful for your trust and support. On behalf of the Takeda Board of Directors, I look forward to welcoming you to our 2022 Annual Shareholders Meeting on June 29, 2022. Thank you, CHRISTOPHE WEBER President & CEO Takeda Pharmaceutical Company Limited